Filed Pursuant to Rule 424(b)(3)
Registration No. 333-147414

APPLE REIT NINE, INC.

STICKER SUPPLEMENT TO
SUPPLEMENT NO. 1 DATED OCTOBER 22, 2009

Supplement No. 1 to be used with
PROSPECTUS DATED SEPTEMBER 21, 2009

Summary of Supplement to Prospectus (See Supplement for Additional Information)

        Supplement No. 1 dated October 22, 2009 reports on (a) the status of our best efforts offering of units; (b) our purchase of two hotels containing a total of 209 guest rooms for an aggregate gross purchase price of approximately $25 million; and (c) our execution of a ground lease for the potential construction of two hotels in Richmond, Virginia.

        As of May 14, 2008, we completed our minimum offering of 9,523,810 units at $10.50 per unit and raised gross proceeds of $100 million and proceeds net of selling commissions and marketing expenses of $90 million. Each unit consists of one Common Share and one Series A Preferred Share. We are continuing the offering at $11 per unit in accordance with the prospectus.

        As of September 24, 2009, we had closed on the sale of 71,351,228 additional units at $11 per unit and from such sale we raised gross proceeds of approximately $785 million and proceeds net of selling commissions and marketing expenses of approximately $706 million. Sales of all units at $10.50 per unit and $11.00 per unit, when combined, represent gross proceeds of approximately $885 million and proceeds net of selling commissions and marketing expenses of approximately $796 million.

        In connection with our hotel and land purchases to date, we paid a total of approximately $13.6 million, representing 2% of the aggregate gross purchase price, as a commission to Apple Suites Realty Group, Inc. This entity is owned by Glade M. Knight, who is one of our directors and our Chief Executive Officer.